NIGHT FLIGHT, INC.
TERM SHEET
SUMMARY OF THE OFFERING

May 17, 2017

This Term Sheet summarizes the investment details for an offering (the "Offering") by NIGHT FLIGHT, INC. a Delaware corporation.

1. **The Issuer**: Night Flight, Inc., is a Delaware corporation (the "Company").

2. **The Offering**: All Shares will be offered to investors (each an "Investor" and collectively the "Investors") on a "Best Efforts" basis by the Company, subject to the Company's right to reject any subscription in whole or part, in its sole discretion. The Company is committed to raising a minimum of One Hundred Thousand Dollars ($100,000) prior to using investor funds ("Minimum Offering Amount"). The Company seeks to raise up to One Million Dollars ($1,000,000) ("Maximum Offering Amount.") Once the Minimum Offering Amount is raised, the Company will use the Minimum Offering Amount and subsequent Offering proceeds as they are received. The funds are not returnable once the Minimum Offering Amount has been raised and funds have been received by the Company.

   All investors shall be issued shares of Common Stock on the following terms:

Securities Offered:	Common Stock
Price per Share:	$1.00 per share

   The total number of shares of Common Stock to be offered is 1,000,000 for a total Offering amount of $1,000,000. The Company reserves the right to discontinue the Offering at any time in its sole discretion.

3. **Risk Factors**: An investment in the Company involves a high degree of risk. See: "Risk Factors" attached to the Subscription Agreement.

4. **Description of Business**: The Company operates as a subscription based provider of cult classic entertainment. The Company currently holds an exclusive license from Night Flight Networks, LLC, a related company. Night Flight Networks currently is the rights holder from the content provided by Digital Download, Inc., the owner of most of the content provided as part of the NightFlightPlus.com subscription service. See: the Company's "Business Plan" attached for additional details regarding the Company's business and financials.

5. **Use of Funds**: The funds raised from the investment in the Company will be used according for particular categories of expenditure. See: "Use of Funds" section in the Business Plan.

6. **Capitalization**: The Company's current fully diluted capitalization, as adjusted to reflect the sale of all shares of Common Stock proposed to be offered in this financing:

SHARES	Currently Outstanding	Percent Before Offering	Percent After Offering
Common Shares; 20,000,000 authorized	10,000,000	100%	90.90%
Preferred Shares; 1,000,000 authorized	0	0%	0%

The Company has also agreed to issue warrants to certain consultants to the Company allowing such consultants to purchase an amount of the Company's common stock equal to 1.5% of the Company's common stock outstanding on the date at a price per share at the fair market value as of the last round of funding. The warrants have a 10-year term.

7. **Description of Securities**:

   a. <u>Stock Classes</u>: As further described in the Subscription Agreement, each investor in the Offering receiving shares of Common Stock shall provide a proxy the Company's Chief Executive Officer to vote the shares of Common Stock. The Company has authorized 1,000,000 shares of Preferred Stock of which, none is currently outstanding. The following documents set forth a complete description of the Company's securities, a copy which shall be provided to you upon your request: the Company's (i) Amended and Restated Certificate of Incorporation; and (ii) Amended and Restated Certificate of Designations, Preferences and Rights of Common Stock and Preferred Stock.

8. **Voting Rights**: Common Stock and Preferred Stock vote together and not as separate classes. There are currently no outstanding shares of Preferred Stock. The Subscription Agreement provides that each investor in the Offering receiving shares of Common Stock shall provide a proxy the Company's Chief Executive Officer to vote the shares of Common Stock. See the Company's Stockholder's Agreement and the Subscription Agreement regarding other terms and provisions regarding restrictions on stock and voting rights.

9. **Investors**: The securities of the Company described herein are being offered pursuant to the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act of 1933, as amended.

10. **Plan of Distributions**: Distributions are payable when declared by the Board

of Directors. In the event of any liquidation or winding up or Deemed Liquidation of the Company the Preferred Stock and Common Stock shall be pari passu and collectively receive all remaining corporation assets legally available for distribution on a pro- rata, as converted basis. A consolidation, merger, acquisition, sale of voting control or sale of all or substantially all of the assets of the Company in which the Stockholders of the Company do not own a majority of the outstanding shares of Stock of the surviving entity shall be deemed to be a liquidation or winding up for purposes of the this understanding (a "Deemed Liquidation").

11. **Management**: The Company is managed by the Company's Officers and the Board of Directors. The Board of Directors is comprised of Stuart S. Shapiro (our CEO). Our Bylaws state that the Board shall consist of no less than one (1) and no more than seven (7) Directors.

12. **Closing**: Once the Company has received an executed subscription and shareholder's agreement and funds from an investor, the investors subscribing at that time will be accepted and the proceeds will be available for use by the Company after the Minimum Offering Amount has been raised. The Company may continue to offer the Stock for sale until all the Common Stock in the Offering is sold, or may discontinue the offering at any time.

13. **Information Rights.** The Subscription Agreement shall provide that at least once every calendar quarter the Company shall provide Investor an e-mail update regarding the status of the Company and its business. The Company may elect to include (unaudited) financial statements with the update, and if such financial statements are not included, Investor may request and receive (unaudited) financial statements from the Company at least once a quarter. The Company's files and records will be open and available for inspection and review by Investor during normal business hours and upon reasonable advance notice (and upon Investor's execution of a non-disclosure agreement for the review of any confidential information).

14. **How to Invest**: Investors must deliver to the Company:

   a. A completed and executed "Joinder Agreement Signature Page to Investor Documents of Night Flights, Inc.", incorporating the following investor documents: "Term Sheet/Summary of Offering," "Subscription Agreement," "Night Flight, Inc. Stockholders Agreement", and "Statement of Risk Factors";
   b. Any documentation needed to establish status as an accredited investor, which may include financial statements or other information;
   c. A check or wire transfer for the amount of the subscription made payable to "Night Flight, Inc."; and
   d. All subscriptions for Stock are subject to acceptance by the Company, which may reject or reduce a subscription for any reason.